                                                                    EXHIBIT 23.4
                                  [LETTERHEAD]


March 18, 2000



The Board of Directors
BoysToys.com, Inc.
412 Broadway
San Francisco, CA 94133


                     RE: ENGAGEMENT AS INDEPENDENT AUDITORS


Gentlemen:

I hereby accept engagement as the independent accountant for BoysToys.com, Inc., a Delaware corporation (the "Company"), this 18th day of March 2000.

I acknowledge that prior to my engagement of March 18, 2000, neither the Company nor the Company's prior auditor, Pannell Kerr Forster, consulted me in connection with any accounting matters or the application of any accounting principles to a specific or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements. Further, prior to the engagement, I did not render any written or oral advice to the Company of any kind.

Sincerely,


/s/ Armando C. Ibarra
--------------------------
ARMANDO C. IBARRA, CPA